SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the
Securities Exchange Act of 1934

Period From January 1, 2002 Through January 2, 2002,
Year Ended December 31, 2001, and
Period From October 5, 2000 (inception) Through December 31, 2000

Commission File No. 1-442

JEPPESEN SANDERSON VOLUNTARY INVESTMENT PLAN

THE BOEING COMPANY
100 N. Riverside Plaza
Chicago, Illinois 60606-1596

JEPPESEN SANDERSON VOLUNTARY INVESTMENT PLAN

INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JEPPESEN SANDERSON VOLUNTARY INVESTMENT PLAN

By ______________________________

Scott M. Buchanan
Director, Employee Benefits Operations

Date: JUN 2 8 2002

1

JEPPESEN SANDERSON
VOLUNTARY INVESTMENT PLAN

FINANCIAL STATEMENTS FOR THE
PERIOD FROM JANUARY 1, 2002 THROUGH
JANUARY 2, 2002, THE YEAR ENDED DECEMBER 31, 2001,
AND THE PERIOD FROM OCTOBER 5, 2000 (inception)
THROUGH DECEMBER 31, 2000, SUPPLEMENTAL
SCHEDULE AS OF JANUARY 2, 2002, AND
DECEMBER 31, 2001 AND 2000, AND
INDEPENDENT AUDITORS' REPORT

Deloitte & Touche LLP

JEPPESEN SANDERSON
VOLUNTARY INVESTMENT PLAN

TABLE OF CONTENTS

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Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Employee Benefit Plans Committee and Members
The Boeing Company
Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of the Jeppesen Sanderson Voluntary Investment Plan (the Plan) as of January 2, 2002, and December 31, 2001 and 2000, the related statements of changes in net assets available for benefits for the period from January 1, 2002, through January 2, 2002, the year ended December 31, 2001, and the period from October 5, 2000 (inception) through December 31, 2000, and the supplemental schedule of assets held for investment purposes as of January 2, 2002, and December 31, 2001 and 2000. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements and supplemental schedule present fairly, in all material respects, the net assets available for benefits of the Plan as of January 2, 2002, and December 31, 2001 and 2000, and the changes in net assets available for benefits for the period from January 1, 2002, through January 2, 2002, the year ended December 31, 2001, and the period from October 5, 2000 (inception) through December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, effective January 2, 2002, the Plan was merged into The Boeing Company Voluntary Investment Plan, and the assets and liabilities of the Plan were transferred into The Boeing Company Employee Savings Plans Master Trust.

Deloitte & Touche LLP

June 19, 2002

JEPPESEN SANDERSON
VOLUNTARY INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JANUARY 2, 2002, AND DECEMBER 31, 2001 AND 2000

		December 31,	
	January 2, 2002	2001	2000
ASSETS:			
Contributions receivable – Employer	$ –	$ –	$ 11,148
Investments, at fair value:			
Interest in common/collective trusts		2,642,320	956,565
Mutual funds		5,526,058	458,166
Boeing Stock Fund		521,504	
Loans to members		169,917	
NET ASSETS AVAILABLE FOR BENEFITS	$ –	$ 8,859,799	$ 1,425,879

See notes to financial statements.

JEPPESEN SANDERSON
VOLUNTARY INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
PERIOD FROM JANUARY 1, 2002 THROUGH JANUARY 2, 2002,
YEAR ENDED DECEMBER 31, 2001, AND PERIOD FROM
OCTOBER 5, 2000 (inception) THROUGH DECEMBER 31, 2000

	2002	2001	2000
ADDITIONS:			
Contributions:			
Employer	$ –	$1,398,041	$ 673,253
Members		6,696,440	741,948
Investment income		66,948	
Net appreciation (depreciation) in fair value of investments		(555,173)	10,678
Total additions		7,606,256	1,425,879
DEDUCTIONS:			
Benefits and withdrawals		(172,336)	
Net additions		7,433,920	1,425,879
TRANSFER OF MEMBER ACCOUNTS	(8,859,799)		
NET ASSETS AVAILABLE FOR BENEFITS:			
Beginning of period	8,859,799	1,425,879	
End of period	$ –	$8,859,799	$1,425,879

6

See notes to financial statements.

NOTE 1: DESCRIPTION OF THE PLAN

The following description of the Jeppesen Sanderson Voluntary Investment Plan (the Plan) provides only general information. Eligible participants as defined by the Plan (Members) should refer to the Plan document for a more complete description of the Plan's provisions.

General: The Plan was a defined contribution profit sharing plan that covered employees of Jeppesen Sanderson, Inc. (the Company) and Jeppesen DataPlan, Inc. and Nobeltec Corporation, both subsidiaries of the Company, and Airspace Safety Analysis Corporation (ASAC), a subsidiary of The Boeing Company (see Note 3 regarding the dates each of these subsidiaries became covered under the Plan). Eligible employees were able to elect participation effective the first day of employment.

Effective January 2, 2002, based on the closing market values as of December 31, 2001, the Plan was merged into The Boeing Company Voluntary Investment Plan (the Boeing VIP), the assets of which were held in The Boeing Company Employee Savings Plans Master Trust (the Master Trust). State Street Bank and Trust Company (SSBT) served as trustee prior to the merger and also serves as trustee for the Master Trust. The market value of the assets transferred was as follows:

SSgA Stable Value Fund	$ 1,970,639
Oppenheimer Capital Appreciation Fund	1,044,288
SSgA Growth & Income Fund	860,202
SSgA S&P 500 Fund	680,086
SSgA Bond Market Index Fund	671,681
Davis New York Venture Fund	597,318
MAS Mid Cap Growth Fund	594,824
MAS Mid Cap Value Fund	518,646
EuroPacific Growth Fund	384,364
SSgA Life Solutions Growth Fund	356,629
SSgA Life Solutions Income and Growth Fund	271,562
SSgA Life Solutions Balanced Growth Fund	218,139
Boeing Stock Fund	521,504
Loans to various Members	169,917
Total	$ 8,859,799

Each fund's assets were transferred to an investment fund in the Master Trust. The SSgA Stable Value Fund was transferred in-kind to the VIP Stable Value Fund. The three Life Solutions funds were transferred to the Balanced Index Fund. The Davis New York Venture, the SSgA Growth & Income, the SSgA S&P 500, and the two MAS Mid Cap funds were transferred to the S&P 500 Flagship Fund. The EuroPacific Growth Fund was transferred to the International Index Fund. The SSgA Bond Market

Index Fund, the Oppenheimer Capital Appreciation Fund, and the Boeing Stock Fund were transferred in-kind. The loan assets were transferred to an SSBT loan account.

Contributions: Under terms of the Plan, Members were able to make contributions by electing to defer between 1% and 15% of their base compensation, subject to statutory limitations, with the Company contributing an amount equal to 75% of the first 6% of each Member's contributions to the Plan. Members' account balances were valued on a daily basis. Members could change their elective contribution percentage once each month.

In December 2000, the Company made a one-time special employer contribution equal to 6% of each eligible Member's compensation earned between October 5, 2000 (inception of the Plan) and December 23, 2000. All eligible Members hired on or before December 23, 2000, were eligible to receive the special employer contribution, regardless of whether they were participants in the Plan on October 5, 2000. In February 2001, the remaining balance of the special employer contribution was made for eligible Members who had terminated between October 5, 2000, and December 23, 2000.

Vesting: Member contributions (including rollovers), employer matching contributions, the special employer contribution, and earnings on those contributions were immediately vested.

Loans: Members were permitted to borrow up to 50% of the total value of their accounts if they did not have any outstanding defaulted loans. The Plan required that loans must be at least $500 and not exceed the lesser of $50,000 or one-half of the nonforfeitable value of the Member's account balance determined immediately after the date of the loan. The interest rate on new loans was set every month equal to the prime rate published in the *Wall Street Journal* as of the last business day of the month preceding the date of the loan. The range of interest rates was 6.0% to 9.5% for the year ended December 31, 2001. Loan repayments, consisting of principal and interest, were made through regular payroll deductions over a period of up to 60 months for personal loans and up to 360 months for loans used to finance the purchase of a principal residence. Interest on loans was credited to the Member's account. If a Member's employment terminated for any reason and the loan balance was not repaid in full within 90 days of termination, the remaining unpaid balance was cancelled and became taxable income to the Member or, in the case of death, the Member's beneficiary.

Benefits: Benefits were payable as a lump sum to Members upon termination of service or, in the case of death, to the Member's beneficiary. Upon termination or death, a Member or the Member's beneficiary could elect to defer receipt of payment if their account balance was $5,000 or more. If a Member had any portion of their account invested in the Boeing Stock Fund, they could elect to receive a distribution of such investment in cash or in shares of common stock of The Boeing Company. Unless the Member elected otherwise, their benefit payment was made no later than the 60th day after the end of the Plan year in which the later of the following events occurred: the Member's 65th birthday, the 10th anniversary of the year in which the employee first became a Member in the Plan, or the Member's termination of employment.

Withdrawals: Member withdrawals from elective contribution accounts were subject to certain hardship rules provided by the Plan. Elective and Company contributions could be fully withdrawn upon termination of employment.

Investments: Upon enrollment in the Plan, Members could direct all contributions to any one or more of 13 investment options of the Plan. Funds were valued daily, and Members could elect to change their investment allocations on a daily basis.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting.

Investments: Investments were valued as follows:

a) Investments in common/collective trust funds were valued based on the year-end unit value; unit values were determined by the issuer by dividing the quoted fair values of the total net assets at year end by the outstanding units.

b) Shares in mutual funds were valued at quoted market prices, which represented the net asset value as of the last trading day of the year.

c) Shares in Boeing common stock were valued at quoted market prices, which represented security values as of the last trading day of the year.

d) Member loans were valued at cost, which approximated fair value.

Investment income was accrued as earned. Investment transactions were recorded on the trade date. Investment income was recorded on the accrual basis. Dividends were recorded on the ex-dividend date. The net appreciation in fair value of investments included both realized and unrealized gains or losses and was calculated as the difference between the fair value of the assets as of the beginning of the Plan year or purchase date in the current year and the fair value of the assets at the end of the year or sales date.

Benefits and withdrawals: Benefits and withdrawals were recorded when paid.

Expenses: Generally, necessary and proper expenses of the Plan were paid from the Plan assets, except for those expenses the Company was required by law or chose to pay. For all periods within this report, the Company chose to pay all of the Plan's administrative expenses.

NOTE 3: PLAN AMENDMENTS

Effective October 5, 2000, employees of Jeppesen DataPlan, Inc. and ASAC became eligible to participate in the Plan. Effective June 15, 2001, employees of ASAC ceased to be eligible to participate in the Plan and became eligible to participate in the Boeing VIP. No assets or liabilities were transferred to the Boeing VIP with respect to the ASAC employees. Effective May 1, 2001, employees of Nobeltec Corporation became eligible to participate in the Plan.

NOTE 4: INVESTMENTS

During the period from January 1, 2002 through January 2, 2002, the year ended December 31, 2001, and the period from October 5, 2000 (inception) through December 31, 2000, net realized and unrealized gain (loss) on investments by type of investment (including investments bought and sold, as well as held during the year) is as follows:

	2002	2001	2000
Common/collective trust	$ –	$ 84,827	$ 325
Mutual funds		(486,510)	10,353
Boeing common stock		(153,490)	
Net appreciation (depreciation) in fair value of investments	$ –	$ (555,173)	$ 10,678

The following investments represent 5% or more of the Plan's assets available for benefits at January 2, 2002, and December 31, 2001 and 2000:

		Fair market value		
Issuer	Description	2002	2001	2000
State Street Bank and Trust	SSgA Stable Value Fund	$ –	$ 1,970,639	$ 875,423
OppenheimerFunds	Oppenheimer Capital Appreciation Fund		1,044,288	158,999
State Street Bank and Trust	SSgA Growth and Income Fund		860,202	
State Street Bank and Trust	SSgA S&P 500 Fund		680,086	
State Street Bank and Trust	SSgA Bond Market Index Fund		671,681	81,142
The Davis Funds	Davis New York Venture Fund		597,318	
Morgan Stanley	MAS Mid Cap Growth Fund		594,824	
Morgan Stanley	MAS Mid Cap Value Fund		518,646	
The Boeing Company	Boeing Stock Fund		521,504	

NOTE 5: TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 4, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan's tax-exempt status has not been affected, and no provision for income taxes has been included in the Plan's financial statements.

JEPPESEN SANDERSON
VOLUNTARY INVESTMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JANUARY 2, 2002, AND DECEMBER 31, 2001 AND 2000

Security name	2002	2001	2000
SSgA Stable Value Fund	$ –	$ 1,970,639	$ 875,423
Oppenheimer Capital Appreciation Fund		1,044,288	158,999
SSgA Growth & Income Fund		860,202	63,887
SSgA S&P 500 Fund		680,086	46,102
SSgA Bond Market Index Fund		671,681	81,142
Davis New York Venture Fund		597,318	29,650
MAS Mid Cap Growth Fund		594,824	58,901
MAS Mid Cap Value Fund		518,646	35,054
EuroPacific Growth Fund		384,364	24,975
SSgA Life Solutions Growth Fund		356,629	2,871
SSgA Life Solutions Income and Growth Fund		271,562	32,173
SSgA Life Solutions Balanced Growth Fund		218,139	5,554
Boeing Stock Fund*		521,504	
Loans to various Members		169,917	
Total	$ –	$ 8,859,799	$ 1,414,731

*Party-in-interest

11

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-54234 of The Boeing Company on Form S-8 of our report dated June 19, 2002, appearing in the Annual Report on Form 11-K of the Jeppesen Sanderson Voluntary Investment Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Seattle, Washington
June 26, 2002